3: Agreement on the Sale and Transfer

Exhibit 2.2

Closing Agreement

between

1. Koninklijke Begemann Groep NV

(Royal Begemann Group)

2. Terminor Processing & Trade BV,

3. Ceramic Design International Holding BV,

4. Thermal Insulation Manufacturers BV,

1. - 4. in The Netherlands

- jointly referred to as "Sellers" or "Seller"-

and

"TP&T B.V."

The Netherlands

- "Buyer"-

Seller and Buyer hereinafter - "Parties" -

Preamble

On 9 May 2001, the Sellers and the Buyer concluded an Asset Purchase Agreement ("Asset Purchase Agreement") according to which the Sellers agreed to sell and the Buyer agreed to buy from the Sellers for a Purchase Price of US Dollar 3,700,000.00 the Assets as defined in the Asset Purchase Agreement (with annexes and schedules), of which a copy is attached to this Agreement.

Article 9 of the Asset Purchase Agreement refers to the Closing.

The Parties now agree as follows:

1. The Parties transfer at Closing the legal title of the real estate at (8051 CP) Hattem, the Netherlands, at Burgemeester Moslaan 13 (entered in the land register as municipality of Hattem, Section B, number 1343) as defined in the Asset Purchase Agreement by way of a notarial Deed (Annex 6 of the Asset Purchase Agreement; "Deed").

2. The Sellers hereby transfer to the Buyer the title of all other Assets as defined in the Asset Purchase Agreement which have not been transferred by way of the Deed. The Buyer accepts such transfer.

3. Pursuant to article 3.9 of the Asset Purchase Agreement, Terminor Processing & Trade B.V. transfers and the Buyer assumes all rights, remedies and risks of Terminor Processing & Trade B.V. under the VKS Agreement (Annex 9 of the Asset Purchase Agreement).

4. According to article 3.2.1 of the Asset Purchase Agreement the first instalment of the Purchase Price of US $ 2,800,000 (in words: two million eight hundred thousand US Dollars) is due at Closing.

5. The Parties agree that all conditions for Closing of the Asset Purchase Agreement have been fulfilled.

6. The first instalment of the Purchase Price has been paid by Buyer into the third parties account of the Dutch Notary. Buyer hereby irrevocably instructs the Dutch Notary to transfer the amount of US $ 2,800,000 to the account of the Sellers at the __________ Bank in __________, registered under number __________.

7. According to the preamble and article 2 of the Non-Competition agreement (attached to the Asset Purchase Agreement as Annex 8) the Buyer will pay to the Sellers an amount of US $ 300,000 (in words: three hundred thousand US Dollars) as compensation for the Sellers not to compete according to this Non-Competition Agreement. This Compensation has been paid by Buyer into the third parties account of the Dutch Notary. Buyer hereby irrevocably instructs the Dutch Notary to transfer the amount of US $ 30,000 to the account of the Sellers at the __________ Bank in __________, registered under number __________.

8. The Sellers are aware and accept the fact that the amount of US $ 210,000, which refers to the transfer of the real estate, will be transferred according to the provisions of the notarial deed of transfer (Annex 6 to the Asset Purchase Agreement).

9. The Parties expressly confirm that all provisions of the Asset Purchase Agreement including all of its annexes and schedules shall remain in full force and effect.

Rotterdam, May 16, 2001

________________________________________________________

The Sellers

Rotterdam, May 16, 2001

________________________________________________________

The Buyer